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January 22, 2024 Securities and Exchange Commission 100 F Street, NE	STEPHANIE A. CAPISTRON STEPHANIE.CAPISTRON@DECHERT.COM +1 617 728 7127 DIRECT

Washington, D.C. 20549

Attention: Michael Rosenberg

Re: Virtus Asset Trust (the “Registrant”)

(File Nos. 333-275759 and 333-275760)

Mr. Rosenberg:

This letter responds to the comment provided by the SEC staff via email on January 19, 2024 with respect to the review of the Registration Statements filed on Form N-14 under the Securities Act of 1933, as amended, in connection with (1) the reorganization of Virtus Seix High Yield Income Fund, a series of Virtus Strategy Trust, and Virtus Seix High Income Fund, a series of the Registrant, with and into Virtus Seix High Yield Fund, also a series of the Registrant, and (2) the reorganization of Virtus Seix Ultra-Short Bond Fund, a series of the Registrant, with and into Virtus Seix U.S. Government Securities Ultra-Short Bond Fund, also a series of the Registrant. We have reproduced your comment below, followed by the Registrant’s response. Capitalized terms have the meanings attributed to such terms in the Registration Statements.

Comment 1.

Please supplementally explain the nature of the extraordinary proxy expenses disclosed in the fee table footnotes and why they are not reflected in the table. Please also disclose in the footnote the Total Annual Fund Operating Expenses before expense reimbursement if such amounts were reflected.

Response 1.

The Registrant has confirmed that there were no extraordinary proxy expenses incurred during the period covered in the fee tables. Accordingly, there were no such expenses excluded from the fee tables and the referenced footnotes have been deleted.

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We believe that the foregoing has been responsive to the Staff’s comment. Please call the undersigned at (617) 728-7127 if you wish to discuss this correspondence further.

Very truly yours,
/s/ Stephanie A. Capistron
Stephanie A. Capistron

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